                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Heritage Propane Partners, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     426918
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Royston K. Eustace
                     Vice President of U. S. Propane, L.L.C.
                             702 N. Franklin Street
                              Tampa, Florida 33602
                    Attention: TECO Propane Ventures, L.L.C.
                                 (813) 221-4942
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 10, 2000
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 2 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   U.S. Propane, L.P.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                              -0-
                                ------------------------------------------------
      NUMBER OF                 8       SHARED VOTING POWER
       SHARES
    BENEFICIALLY                        4,373,720 Common Units
     OWNED BY                   ------------------------------------------------
       EACH                     9       SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                                  -0-
       WITH                     ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 3 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   U.S. Propane, L.L.C.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                               -0-
                                 -----------------------------------------------
        NUMBER OF                8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       4,373,720 Common Units
        OWNED BY                 -----------------------------------------------
          EACH                   9       SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                                -0-
          WITH                   -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, limited liability company

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 4 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AGL Resources Inc.                          58-2210952

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Georgia

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                 -0-
                                 -----------------------------------------------
          NUMBER OF              8       SHARED VOTING POWER
           SHARES
        BENEFICIALLY                     4,373,720 Common Units
          OWNED BY               -----------------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                                 -0-
           WITH                  -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 5 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AGL Investments, Inc.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)     [ ]

                                                                     (b)     [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Georgia

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                 -0-
         NUMBER OF               -----------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        4,373,720 Common Units
           EACH                  -----------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                                  -0-
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 6 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AGL Energy Corporation

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                -0-
                                 -----------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    4,373,720 Common Units
           OWNED BY              -----------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                              -0-
             WITH                -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units*

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

*AGL Energy Corporation owns 22.36% of the member interests of U.S. Propane, L.L.C., which is the general partner of U.S. Propane, L.P. In turn, U.S. Propane, L.L.C. owns a .01% general partner interest in U.S. Propane L.P. AGL Propane Services, Inc., which is a sister subsidiary of AGL Energy Corporation, owns 22.36% of the limited partnership interests in U.S. Propane, L.P., which are the Common Units reported herein.

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 7 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   AGL Propane Services, Inc.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                 -0-
                                 -----------------------------------------------
            NUMBER OF            8       SHARED VOTING POWER
             SHARES
          BENEFICIALLY                   4,373,720 Common Units
            OWNED BY             -----------------------------------------------
              EACH               9       SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                              -0-
              WITH               -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 8 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Atmos Energy Corporation                    75-1743247

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas, Virginia

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                               -0-
                                ------------------------------------------------
            NUMBER OF           8       SHARED VOTING POWER
             SHARES
          BENEFICIALLY                  4,373,720 Common Units
            OWNED BY            ------------------------------------------------
              EACH              9       SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                            -0-
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO.           426918                                    PAGE 9 OF 42 PAGES
--------------------------                                    ------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   United Cities Propane Gas, Inc.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)     [ ]

                                                                     (b)     [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Tennessee

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                 -0-
                                 -----------------------------------------------
              NUMBER OF          8       SHARED VOTING POWER
               SHARES
            BENEFICIALLY                 4,373,720 Common Units
              OWNED BY           -----------------------------------------------
                EACH             9       SOLE DISPOSITIVE POWER
              REPORTING
               PERSON                            -0-
                WITH             -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO.           426918                                   PAGE 10 OF 42 PAGES
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   TECO Energy, Inc.                            59-2052286

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Florida

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                 -0-
                                 -----------------------------------------------
             NUMBER OF           8       SHARED VOTING POWER
              SHARES
           BENEFICIALLY                  4,373,720 Common Units
             OWNED BY            -----------------------------------------------
               EACH              9       SOLE DISPOSITIVE POWER
             REPORTING
              PERSON                             -0-
               WITH              -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO.           426918                                   PAGE 11 OF 42 PAGES
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   TECO Propane Ventures, LLC

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                -0-
                                 -----------------------------------------------
             NUMBER OF           8       SHARED VOTING POWER
              SHARES
           BENEFICIALLY                  4,373,720 Common Units
             OWNED BY            -----------------------------------------------
               EACH              9       SOLE DISPOSITIVE POWER
             REPORTING
              PERSON                            -0-
               WITH              -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, limited liability company

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO.           426918                                   PAGE 12 OF 42 PAGES
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Piedmont Natural Gas Company, Inc.          56-0556998

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   North Carolina

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                -0-
                                 -----------------------------------------------
              NUMBER OF          8       SHARED VOTING POWER
               SHARES
            BENEFICIALLY                 4,373,720 Common Units
              OWNED BY           -----------------------------------------------
                EACH             9       SOLE DISPOSITIVE POWER
              REPORTING
               PERSON                           -0-
                WITH             -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO.           426918                                   PAGE 13 OF 42 PAGES
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   PNG Energy Company                            56-1117061

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    [ ]

                                                                      (b)    [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   North Carolina

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                               -0-
                                 -----------------------------------------------
            NUMBER OF            8       SHARED VOTING POWER
             SHARES
          BENEFICIALLY                   4,373,720 Common Units
            OWNED BY             -----------------------------------------------
              EACH               9       SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                            -0-
              WITH               -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   HC, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO.           426918                                   PAGE 14 OF 42 PAGES
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Piedmont Propane Company                   56-1594468

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   00; see Item 3

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   North Carolina

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                                  -0-
                                 -----------------------------------------------

          NUMBER OF              8       SHARED VOTING POWER
           SHARES
        BENEFICIALLY                     4,373,720 Common Units
          OWNED BY               -----------------------------------------------
            EACH                 9       SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                                 -0-
            WITH                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         4,373,720 Common Units

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,373,720 Common Units

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   37.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 15 OF 42 PAGES


                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1.  Security and Issuer

         This statement on Schedule 13D is being filed by U.S. Propane, L.L.C. and U.S. Propane, L.P., and by AGL Resources Inc., AGL Investments, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Atmos Energy Corporation, United Cities Propane Gas, Inc., TECO Energy, Inc., TECO Propane Ventures, LLC, Piedmont Natural Gas Company, Inc., PNG Energy Company and Piedmont Propane Company (collectively, the "Reporting Persons"), under ownership of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common limited partner interests (the "Common Units"), of Heritage Propane Partners, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137.

Item 2.  Identity and Background

         (a) - (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

         1. U.S. Propane, L.P. owns 100% of the common stock of Heritage Holdings, Inc., the general partner of the Issuer.

         2.    U.S. Propane, L.L.C. is the general partner of U.S. Propane, L.P.

         3. The members of U.S. Propane, L.L.C. are AGL Energy Corporation, which has a 22.36% member interest , United Cities Propane Gas, Inc., which has an 18.97% member interest , TECO Propane Ventures, LLC, which has a 37.98% member interest, and Piedmont Propane Company, which has a 20.69% member interest.

         4. Each of AGL Energy Corporation and AGL Propane Services, Inc. are wholly owned subsidiaries of AGL Investments, Inc., which is a wholly owned subsidiary of AGL Resources Inc., a regional energy holding company with regulated distribution and energy marketing and energy services operations in the Southeast. AGL Propane Services, Inc. owns 22.36% of the limited partner interests in U.S. Propane, L.P.

         5. United Cities Propane Gas, Inc. is a wholly owned subsidiary of Atmos Energy Corporation. Atmos Energy Corporation and its affiliates are principally engaged in the distribution and sale of natural gas to residential, commercial, industrial, agricultural, and other customers. United Cities Propane Gas, Inc., owns 18.97% of the limited partner interests in U.S. Propane, L.P.

         6. TECO Propane Ventures, LLC is a wholly owned subsidiary of TECO Energy, Inc. TECO Energy, Inc. is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935. TECO Propane Ventures, LLC, owns 37.98% of the limited partner interests in U.S. Propane, L.P.

         7. Piedmont Propane Company is a wholly owned subsidiary of PNG Energy Company, which is a wholly owned subsidiary of Piedmont Natural Gas Company, Inc. Piedmont Natural Gas Company, Inc. and its affiliates are principally engaged in the distribution and sale of natural gas and the sale of propane to residential, commercial and industrial customers in North Carolina,

                                                            PAGE 16 OF 42 PAGES

               South Carolina and Tennessee. Piedmont Propane Company owns 20.69% of the limited partner interests in U.S. Propane, L.P.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except for such misdemeanor pleas and proceedings as may be disclosed with respect to Gatliff Coal Company, an indirect, wholly owned subsidiary of TECO Energy, Inc., in the public filings of TECO Energy, Inc., under the Securities Exchange Act of 1934.

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired beneficial ownership of an aggregate of 4,373,720 Common Units (after giving effect to the conversion of 1,851,471 currently outstanding Subordinated Units) on August 10, 2000. Of the units reported, 372,392 Common Units were acquired directly by U.S. Propane, L.P., and 2,149,857 Common Units and 1,851,471 Subordinated Units are owned indirectly by U.S. Propane, L.P., as a result of the purchase of all of the common stock of Heritage Holdings, Inc., the general partner of the Partnership, pursuant to a Stock Purchase Agreement attached to this Schedule as Exhibit A. The units were acquired with funds received by U.S. Propane, L.P., in exchange for the contribution of certain of the Reporting Persons' propane assets to Heritage Operating, L.P., a Delaware limited partnership, pursuant to a Contribution Agreement attached to this Schedule as Exhibit C. The funds used for the acquisition of the propane assets of the Reporting Persons were provided by borrowings of Heritage Operating L.P.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the Common Units reported herein for the purpose of investment. Through control of Heritage Holdings, Inc. (or its successor), the Reporting Persons may be deemed to control the Partnership and its subsidiaries. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

         The individuals named on Appendix B as directors of U.S. Propane, L.L.C., have been named to the Board of Directors of Heritage Holdings, Inc.

Item 5.  Interest in Securities of the Company

         (a) Approximately 9,745,071 Common Units and 1,851,471 Subordinated Units were outstanding as of August 10, 2000. The Reporting Persons are deemed to be the beneficial owners of 4,373,720 units, 1,851,471 of which are Subordinated Units but may convert into Common Units automatically upon the satisfaction of certain conditions. The units will constitute approximately 37.7% of the total issued and outstanding 11,596,542 Common Units when all Subordinated Units have been converted.

         (b) The number of Common Units as to which there is shared power to vote or to direct the vote or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on
Schedule 13D, and such information is incorporated herein by reference.

                                                            PAGE 17 OF 42 PAGES

         (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

         (d) The Reporting Persons have the right, directly or indirectly (through U.S. Propane, L.P.), to receive distributions from, and the proceeds from the sale of, its respective percentage (provided in Item 2(c)) of the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

         Of the Common Units reported by the Reporting Persons, 372,392 Common Units were acquired in a private placement and are restricted securities. Certain registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership.

         The stockholders of Heritage Holdings, Inc., the general partner of the Partnership, entered into a Stock Purchase Agreement with U.S. Propane, L.P., dated June 15, 2000, a copy of which is attached to this Schedule as Exhibit C. Pursuant to the Stock Purchase Agreement, U.S. Propane, L.P. purchased all of the shares of capital stock of the general partner of the Partnership, which owns 2,149,857 Common Units and 1,857,471 Subordinated Units in the Partnership (the "General Partner Units"), for approximately $120 million and certain net worth assets. Through control of Heritage Holdings, Inc. (or its successor), the Reporting Persons own the General Partner Units and may be deemed to control the Partnership and its subsidiaries.

         The Common Units owned by U.S. Propane, L.P. will be voted as directed by each member of U.S. Propane, L.L.C. in proportion to its respective percentage (as described in Item 2(c)).

         The Partnership has agreed to seek approval of the holders of the Common Units for the admission of U.S. Propane, L.P., as general partner of the Partnership.

Item 7.  Material to be filed as Exhibits

         Exhibit A -- Stock Purchase Agreement, dated as of June 15, 2000.

         Exhibit B -- Amendment No. 1 to Stock Purchase Agreement.

         Exhibit C -- Contribution Agreement, dated as of June 15, 2000.

         Exhibit D -- Amendment No. 1 to the Contribution Agreement.

         Exhibit E -- Joint Filing Agreement, dated August 18, 2000.

                                                            PAGE 18 OF 42 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2000              U.S. PROPANE, L.P.

                                   By: U.S. Propane, L.L.C., as general partner

                                   By:   /s/ Mark D. Caudill
                                        ---------------------------------------
                                   Name:     Mark D. Caudill
                                        ---------------------------------------
                                   Title:    Secretary
                                         --------------------------------------

                                   U.S. PROPANE, L.L.C.

                                   By:   /s/ Mark D. Caudill
                                        ---------------------------------------
                                   Name:     Mark D. Caudill
                                        ---------------------------------------
                                   Title:    Secretary
                                         --------------------------------------

                                                            PAGE 19 OF 42 PAGES

                                   AGL RESOURCES INC.

                                   By: /s/ Paul R. Shlanta
                                      -----------------------------------------
                                   Name:   Paul R. Shlanta
                                        ---------------------------------------
                                   Title:  Senior Vice President
                                         --------------------------------------

                                   AGL INVESTMENTS, INC.

                                   By: /s/ Donald Weinstein
                                      -----------------------------------------
                                   Name:   Donald Weinstein
                                        ---------------------------------------
                                   Title:  CFO & Treasurer
                                         --------------------------------------

                                   AGL ENERGY CORPORATION

                                   By: /s/ Paul R. Shlanta
                                      -----------------------------------------
                                   Name:   Paul R. Shlanta
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------

                                   AGL PROPANE SERVICES, INC.

                                   By: /s/ Paul R. Shlanta
                                      -----------------------------------------
                                   Name:   Paul R. Shlanta
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------

                                                            PAGE 20 OF 42 PAGES

                                   ATMOS ENERGY CORPORATION

                                   By: /s/ Tom S. Hawkins, Jr.
                                      -----------------------------------------
                                   Name:   Tom S. Hawkins, Jr.
                                        ---------------------------------------
                                   Title:  Vice President, Budget and Planning
                                         --------------------------------------

                                   UNITED CITIES PROPANE GAS, INC.

                                   By: /s/ Tom S. Hawkins, Jr.
                                      -----------------------------------------
                                   Name:   Tom S. Hawkins, Jr.
                                        ---------------------------------------
                                   Title:  Vice President and Chief Financial
                                           Officer
                                         --------------------------------------

                                                            PAGE 21 OF 42 PAGES

                                   TECO ENERGY, INC.

                                   By: /s/ David E. Schwartz
                                      -----------------------------------------
                                   Name:   David E. Schwartz
                                        ---------------------------------------
                                   Title:  Secretary
                                          --------------------------------------

                                   TECO PROPANE VENTURES, LLC

                                   By: /s/ David E. Schwartz
                                      -----------------------------------------
                                   Name:   David E. Schwartz
                                        ---------------------------------------
                                   Title:  Secretary
                                          --------------------------------------

                                                            PAGE 22 OF 42 PAGES

                                   PIEDMONT NATURAL GAS COMPANY, INC.

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Senior Vice President and
                                           Chief Financial Officer
                                         --------------------------------------

                                   PNG ENERGY COMPANY

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Vice President
                                         --------------------------------------

                                   PNG ENERGY COMPANY

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Vice President
                                         --------------------------------------

                                   PIEDMONT PROPANE COMPANY

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Vice President
                                         --------------------------------------

                                                             PAGE 23 OF 42 PAGES

                                   SCHEDULE I


                                        STATE OF
         NAME                           FORMATION                     BUSINESS ADDRESS
         ----                           ---------                     ----------------
U.S. Propane, L.P.                      Delaware                 702 North Franklin Street
                                                                 Tampa, Florida  33602
                                                                 Attn:  TECO Propane Ventures, LLC

U.S. Propane, L.L.C.                    Delaware                 702 North Franklin Street
                                                                 Tampa, Florida  33602
                                                                 Attn:  TECO Propane Ventures, LLC

AGL Resources Inc.                      Georgia                  817 West Peachtree Street, N.W.
                                                                 Atlanta, Georgia  30308

AGL Investments, Inc.                   Georgia                  817 West Peachtree Street, N.W.
                                                                 Atlanta, Georgia  30308

AGL Energy Corporation                  Delaware                 300 Delaware Avenue, Suite 900
                                                                 Wilmington, Delaware  19801

AGL Propane Services, Inc.              Delaware                 300 Delaware Avenue, Suite 900
                                                                 Wilmington, Delaware  19801

Atmos Energy Corporation                Texas and Virginia       Three Lincoln Centre, Suite 1800
                                                                 5430 LBJ Freeway
                                                                 Dallas, Texas  75240

United Cities Propane Gas, Inc.         Tennessee                150 S.E. Parkway
                                                                 Franklin, Tennessee  37068

TECO Energy, Inc.                       Florida                  TECO Plaza
                                                                 702 North Franklin Street
                                                                 Tampa, Florida  33602

TECO Propane Ventures, LLC              Delaware                 TECO Plaza
                                                                 702 North Franklin Street
                                                                 Tampa, Florida  33602

Piedmont Natural Gas Company, Inc.      North Carolina           100 Forsyth Hall Drive, Suite E
                                                                 Charlotte, North Carolina  28273

PNG Energy Company                      North Carolina           1915 Rexford Road
                                                                 Charlotte, North Carolina  28211

Piedmont Propane Company                North Carolina           1915 Rexford Road
                                                                 Charlotte, North Carolina  28211

                                                            PAGE 24 OF 42 PAGES

                                   APPENDIX A


Executive Officers and Directors of U.S. Propane, L.P.


                         NAME                                            TITLE

None.  See Executive Directors of U.S. Propane, L.L.C.

                                                            PAGE 25 OF 42 PAGES

                                   APPENDIX B


Executive Officers and Directors of U.S. Propane, L.L.C. (1)(2)(3)

      NAME                               TITLE
      ----                               -----

Royston K. Eustace                   Vice President

Tom S. Hawkins, Jr.                  Vice President

Mark D. Caudill                      Secretary

Clayton H. Preble                    Director

Paul R. Shlanta                      Director

Tom S. Hawkins, Jr.                  Director

John P. Reddy                        Director

William N. Cantrell                  Director

Royston K. Eustace                   Director

Ware Schiefer                        Director

David Dzuricky                       Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 702 North Franklin Street, Tampa, Florida 33602, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of U.S. Propane, L.L.C., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of U.S. Propane, L.L.C. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of U.S. Propane, L.L.C. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of U.S. Propane, L.L.C. is a U.S. citizen.

                                                             PAGE 26 OF 42 PAGES

                                   APPENDIX C


Executive Officers and Directors of AGL Resources Inc. (1)(2)(3)


      NAME                                                      TITLE
      ----                                                      -----
Paula G. Rosput                  Chief Executive Officer and President (Principal Executive Officer); Chairman,
                                 Chief Executive Officer, President and Chief Operating Officer of Atlanta Gas
                                 Light Company

Michele H. Collins               Senior Vice President and Chief Administrative and Technology Officer

Clayton H. Preble                Senior Vice President Marketing, Communications, and External Relations

Paul R. Shlanta                  Senior Vice President and General Counsel

Donald P. Weinstein              Senior Vice President and Chief Financial Officer (Principal Accounting and
                                 Financial Officer)

Frank Barron, Jr.                Director

Otis A. Brumby, Jr.              Director

Robert S. Jepson, Jr.            Director

Wyck A. Knox, Jr.                Director

Dennis M. Love                   Director

D. Raymond Riddle                Director

Paula G. Rosput                  Director

Dr. Betty L. Siegel              Director

Ben J. Tarbutton, Jr.            Director

Felker W. Ward, Jr.              Director



         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 817 West Peachtree Street, N.W., Atlanta, Georgia 30308, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of AGL Resources Inc., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of AGL Resources Inc. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of AGL Resources Inc. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of AGL Resources Inc. is a U.S. citizen.

                                                            PAGE 27 OF 42 PAGES

                                   APPENDIX D


Executive Officers and Directors of AGL Investments, Inc. (1)(2)(3)

      NAME                                         TITLE
      ----                                         -----

Paula G. Rosput                       President

Donald P. Weinstein                   Chief Financial Officer and Treasurer

Michele H. Collins                    Director

Paula G. Rosput                       Director

Paul R. Shlanta                       Director

Donald P. Weinstein                   Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 817 West Peachtree Street, N.W., Atlanta, Georgia 30308, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of AGL Investments, Inc., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of AGL Investments, Inc. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of AGL Investments, Inc. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of AGL Investments, Inc. is a U.S. citizen.

                                                             PAGE 28 OF 42 PAGES

                                   APPENDIX E

Executive Officers and Directors of AGL Energy Corporation (1)(2)(3)

    NAME                              TITLE
    ----                              -----
Paul R. Shlanta                     President

Paul R. Shlanta                     Director

Gwen Martini-Bolada                 Director

Francis B. Jacobs, II               Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of AGL Energy Corporation, except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of AGL Energy Corporation has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of AGL Energy Corporation has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of AGL Energy Corporation is a U.S. citizen.

                                                            PAGE 29 OF 42 PAGES

                                   APPENDIX F


Executive Officers and Directors of AGL Propane Services, Inc. (1)(2)(3)

      NAME                          TITLE
      ----                          -----
Paul R. Shlanta                    President

Paul R. Shlanta                    Director

Gwen Martini-Bolado                Director

Joan L. Dobrzynski                 Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of AGL Propane Services, Inc., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of AGL Propane Services, Inc. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of AGL Propane Services, Inc. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of AGL Propane Services, Inc. is a U.S. citizen.

                                                            PAGE 30 OF 42 PAGES

                                   APPENDIX G


Executive Officers and Directors of Atmos Energy Corporation (1)(2)(3)

                                         POSITION WITH ATMOS                  PRIMARY POSITION AND ENTITY
      NAME                               ENERGY CORPORATION.            (IF OTHER THAN ATMOS ENERGY CORPORATION)
      ----                               -------------------            ----------------------------------------
Robert W. Best                    Chairman of the Board, President
                                  and Chief Executive Officer

John P. Reddy                     Senior Vice President, Chief
                                  Financial Officer and Treasurer

R. Earl Fischer                   Senior Vice President, Utility
                                  Operations

Wynn D. McGregor                  Vice President, Human Resources

Fred E. Meisenheimer              Vice President and Controller

Robert W. Best                    Director                           Chairman of the Board, President and Chief
                                                                     Executive Officer

Travis W. Bain II                 Director                           President, Bain Enterprises

Dan Busbee                        Director                           Independent Business Consultant

Richard W. Cardin                 Director                           Consultant and Retired Partner of Arthur
                                                                     Andersen LLP

Thomas J. Garland                 Director                           Chairman of the Tusculum Institute for Public
                                                                     Leadership and Policy

Gene C. Koonce                    Director                           Formerly Chairman, President and CEO of
                                                                     United Cities Gas Company

Vincent J. Lewis                  Director                           Senior Vice President, Legg Mason Wood Walker
                                                                     Inc.

Dr. Thomas C. Meredith            Director                           Chancellor of the University of Alabama System

Phillip E. Nichol                 Director                           Senior Vice President and Branch Manager,
                                                                     PaineWebber Incorporated

Carl S. Quinn                     Director                           General Partner, Quinn Oil Company Ltd.

Charles K. Vaughan                Director                           Formerly Chairman of the Board, Atmos Energy
                                                                     Corporation

Richard Ware II                   Director                           President, Amarillo National Bank

                                                            PAGE 31 OF 42 PAGES

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1800, Dallas, Texas 75240, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of Atmos Energy Corporation, except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of Atmos Energy Corporation has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of Atmos Energy Corporation has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of Atmos Energy Corporation is a U.S. citizen.

                                                            PAGE 32 OF 42 PAGES

                                   APPENDIX H


Executive Officers and Directors of United Cities Propane Gas, Inc. (1)(2)(3)

     NAME                                TITLE
     ----                                -----
Robert W. Best                President and Chief Executive Officer

Tom S. Hawkins                Vice President and Chief Financial Officer

John P. Reddy                 Vice President and Treasurer

Robert W. Best                Chairman of the Board

John P. Reddy                 Director

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 150 S.E. Parkway, Franklin, Tennessee 37068, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of United Cities Propane Gas, Inc., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of United Cities Propane Gas, Inc. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of United Cities Propane Gas, Inc. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of United Cities Propane Gas, Inc. is a U.S. citizen.

                                                            PAGE 33 OF 42 PAGES

                                   APPENDIX I

Executive Officers and Directors of TECO Energy, Inc. (1)(2)(3)


                              POSITION WITH TECO                        PRIMARY POSITION AND ENTITY
     NAME                        ENERGY, INC.                        (IF OTHER THAN TECO ENERGY, INC.)
     ----                     ------------------                     ---------------------------------
D. Ausley                   Director                   Chairman, Ausley & McMullen, Tallahassee, Florida

S. L. Baldwin               Director                   Private Investor, Tampa, Florida

H. L. Culbreath             Director                   Retired Chairman of the Board, TECO Energy, Inc.

R. D. Fagan                 Director, Chairman of
                            the Board, President and
                            Chief Executive Officer

J. L. Ferman, Jr.           Director                   President, Ferman Motor Car Company, Inc., Tampa, Florida

L. Guinot, Jr.              Director                   Partner, Shapiro and Olander, P.A., Washington, D.C.

T. L. Rankin                Director                   Independent Investment Manager, Tampa, Florida

W. P. Sovey                 Director                   Chairman of the Board, Newell Rubbermaid, Inc., Freeport,
                                                       Illinois

J. T. Touchton              Director                   Managing Partner, The Witt-Touchton Company, Tampa, Florida

J. A. Urquhart              Director                   President, John A. Urquhart Associates, Fairfield, Connecticut
                                                       and Senior Advisor to the Chairman, Enron Corp., Houston, Texas

J. O. Welch, Jr.            Director                   Retired Vice Chairman, RJR Nabisco, Inc. and Chairman, Nabisco
                                                       Brands, Inc., East Hanover, New Jersey

R. K. Eustace               Senior Vice
                            President-Business
                            Development


R. Lehfeldt                 Senior Vice
                            President-External
                            Affairs

R. A. Dunn                  Vice President-Human
                            Resources

G. L. Gillette              Vice President-Finance
                            and Chief Financial
                            Officer

S. M. McDevitt              Vice President-General
                            Counsel

W. N. Cantrell              Executive Officer          President, Peoples Gas System, Tampa, Florida

R. E. Ludwig                Executive Officer          President, TECO Power Services Corporation, Tampa, Florida

J. B. Ramil                 Executive Officer          President, Tampa Electric Company, Tampa, Florida

D. J. Rankin                Executive Officer          President, TECO Transport Corporation, Tampa, Florida

J. J. Shackleford           Executive Officer          President, TECO Coal Corporation, Corbin, Kentucky


         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of TECO Energy, Inc., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of TECO Energy, Inc. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of TECO Energy, Inc. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of TECO Energy, Inc. is a U.S. citizen.

                                                            PAGE 34 OF 42 PAGES

                                   APPENDIX J


Executive Officers and Directors of TECO Propane Ventures, LLC (1)(2)(3)


                              POSITION WITH TECO                       PRIMARY POSITION AND ENTITY
      NAME                   PROPANE VENTURES, LLC               (IF OTHER THAN TECO PROPANE VENTURES, LLC)
      ----                   ---------------------               ------------------------------------------
W. N. Cantrell              President/Director          President, Peoples Gas System, Tampa Electric Company, Tampa,
                                                        Florida

R. K. Eustace               Vice President/Director     Senior Vice President - Business Development, TECO Energy,
                              Inc., Tampa, Florida

G. L. Gillette              Vice President and          Vice President-Finance and Chief Financial Officer, TECO
                            Treasurer/Director          Energy, Inc., Tampa, Florida


         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of TECO Propane Ventures, LLC., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of TECO Propane Ventures, LLC has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of TECO Propane Ventures, LLC has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of TECO Propane Ventures, LLC is a U.S. citizen.

                                                            PAGE 35 OF 42 PAGES

                                   APPENDIX K

Executive Officers and Directors of Piedmont Natural Gas Company, Inc. (1)(2)(3)


       NAME                                              TITLE
       ----                                              -----
Ware F. Schiefer                         President and Chief Executive Officer

David J. Dzuricky                        Senior Vice President and Chief Financial Officer

Ray B. Killough                          Senior Vice President - Operations

Thomas E. Skains                         Senior Vice President - Gas Supply & Services

Ted C. Coble                             Vice President and Treasurer, and Assistant Secretary

Barry L. Guy                             Vice President and Controller

Richard A. Linville                      Vice President - Employee Relations

Kevin A. O'Hara                          Vice President - Corporate Planning

William R. Pritchard, Jr.                Vice President and Chief Information Officer

Martin C. Ruegsegger                     Vice President, Corporate Counsel and Secretary

David L. Trusty                          Vice President - Marketing

Ranelle Q. Warfield                      Vice President - Customer Services

Jerry W. Amos                            Director

C. M. Butler III                         Director

Sam J. DiGiovanni                        Director

John W. Harris                           Director

D. Hayes Clement                         Director

Muriel W. Helms                          Director

John H. Maxheim                          Director

Ned R. McWherter                         Director

Walter S. Montgomery, Jr.                Director

Donald S. Russell, Jr.                   Director

Ware F. Schiefer                         Director

John E. Simkins, Jr.                     Director


         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 1915 Rexford Road, Charlotte, North Carolina 28211, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of Piedmont Natural Gas Company, Inc., except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of Piedmont Natural Gas Company, Inc. has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of Piedmont Natural Gas Company, Inc. has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of Piedmont Natural Gas Company, Inc. is a U.S. citizen.

                                                            PAGE 36 OF 42 PAGES

                                   APPENDIX L


Executive Officers and Directors of PNG Energy Company (1)(2)(3)

       NAME                             TITLE
       ----                             -----
Ware F. Schiefer                  President/Director

Thomas E. Skains                  Vice President/Director

Charles W. Fleenor                Vice President

Kevin A. O'Hara                   Vice President

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 1915 Rexford Road, Charlotte, North Carolina 28211, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of PNG Energy Company, except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of PNG Energy Company has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of PNG Energy Company has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of PNG Energy Company is a U.S. citizen.

                                                            PAGE 37 OF 42 PAGES

                                   APPENDIX M


Executive Officers and Directors of Piedmont Propane Company (1)(2)(3)

      NAME                            TITLE
      ----                            -----
Ware F. Schiefer                 President/Director

Thomas E. Skains                 Vice President/Director

Charles W. Fleenor               Vice President

Kevin A. O'Hara                  Vice President

         Each of the foregoing persons is a United States citizen. The principal business address of each such persons is 100 Forsyth Hall Drive, Suite E, Charlotte, North Carolina 28273, except as otherwise noted above, and the present principal occupation or employment of each such person is serving as an employee of Piedmont Propane Company, except as otherwise noted above.

         (1) During the last five years, none of the named directors or executive officers of Piedmont Propane Company has been convicted in a criminal proceeding.

         (2) During the last five years, none of the named directors or executive officers of Piedmont Propane Company has been a party to a civil proceeding (excluding traffic violations and similar misdemeanors), the result of which was or is to enjoin future violations of, or prohibit or mandate activities subject to, federal or state securities laws or a civil proceeding finding any violation with respect to such laws.

         (3) Each director and executive officer of Piedmont Propane Company is a U.S. citizen.

                                                            PAGE 38 OF 42 PAGES

                                                                      EXHIBIT D


         Each of the undersigned hereby agrees that the Schedule 13D dated August 10, 2000, and any amendments thereto, may be filed as a joint filing on behalf of such person and the other Reporting Persons named therein and that this Agreement may be filed as an Exhibit to such Schedule 13D.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 18, 2000
                                   U.S. PROPANE, L.P.

                                   By: U.S. Propane, L.L.C., as general partner

                                   By: /s/ Mark D. Caudill
                                      -----------------------------------------
                                   Name:   Mark D. Caudill
                                        ---------------------------------------
                                   Title:  Secretary
                                         --------------------------------------

                                   U.S. PROPANE, L.L.C.

                                   By: /s/ Mark D. Caudill
                                      -----------------------------------------
                                   Name:   Mark D. Caudill
                                        ---------------------------------------
                                   Title:  Secretary
                                         --------------------------------------

                                                            PAGE 39 OF 42 PAGES

                                   AGL RESOURCES INC.

                                   By: /s/ Paul R. Shlanta
                                      -----------------------------------------
                                   Name:   Paul R. Shlanta
                                        ---------------------------------------
                                   Title:  Senior Vice President
                                         --------------------------------------

                                   AGL INVESTMENTS, INC.

                                   By: /s/ Donald Weinstein
                                      -----------------------------------------
                                   Name:   Donald Weinstein
                                        ---------------------------------------
                                   Title:  CFO & Treasurer
                                         --------------------------------------

                                   AGL ENERGY CORPORATION

                                   By: /s/ Paul R. Shlanta
                                      -----------------------------------------
                                   Name:   Paul R. Shlanta
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------

                                   AGL PROPANE SERVICES, INC.

                                   By: /s/ Paul R. Shlanta
                                      -----------------------------------------
                                   Name:   Paul R. Shlanta
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------

                                                            PAGE 40 OF 42 PAGES

                            ATMOS ENERGY CORPORATION

                            By:   /s/ Tom S. Hawkins, Jr.
                                 -----------------------------------------------
                            Name:     Tom S. Hawkins, Jr.
                                 -----------------------------------------------
                            Title:    Vice President, Budget and Planning
                                  ----------------------------------------------

                            UNITED CITIES PROPANE GAS, INC.

                            By:   /s/ Tom S. Hawkins, Jr.
                                 -----------------------------------------------
                            Name:     Tom S. Hawkins, Jr.
                                 -----------------------------------------------
                            Title:    Vice President and Chief Financial Officer
                                  ----------------------------------------------

                                                            PAGE 41 OF 42 PAGES

                                   TECO ENERGY, INC.

                                   By:   /s/ David E. Schwartz
                                       ----------------------------------------
                                   Name:     David E. Schwartz
                                        ---------------------------------------
                                   Title:    Secretary
                                         --------------------------------------

                                   TECO PROPANE VENTURES, LLC

                                   By:   /s/ David E. Schwartz
                                       ----------------------------------------
                                   Name:     David E. Schwartz
                                        ---------------------------------------
                                   Title:    Secretary
                                         --------------------------------------

                                                            PAGE 42 OF 42 PAGES

                                   PIEDMONT NATURAL GAS COMPANY, INC.

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Senior Vice President and
                                           Chief Financial Officer
                                         --------------------------------------

                                   PNG ENERGY COMPANY

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Vice President
                                         --------------------------------------

                                   PIEDMONT PROPANE COMPANY

                                   By: /s/ David J. Dzuricky
                                      -----------------------------------------
                                   Name:   David J. Dzuricky
                                        ---------------------------------------
                                   Title:  Vice President
                                         --------------------------------------